FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                           For the month of April, 2006

                           Commission File No. 1-08346

                                 TDK CORPORATION
                (Translation of registrant's name into English)

            13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


Form 20-F        x               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


Yes                              No              x


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        TDK Corporation

                                       (Registrant)





April 18, 2006
                                        BY: /s/ Michinori Katayama
                                            Michinori Katayama
                                            Corporate Officer
                                            General Manager
                                            Corporate Communications Department
                                            Administration Group





Contact:
Nobuyuki Koike
TDK Corporation
Tel : 81-3-5201-7102
E-mail : pr@mb1.tdk.co.jp

                TDK Announces Changes of Representative Directors


TOKYO JAPAN, April 18 2006, ---- TDK Corporation hereby announces the following personnel affairs concerning certain Directors as the same were resolved at a meeting of its Board of Directors held today.

The following appointments are scheduled to be made officially at a meeting of the Board of Directors to be held after TDK's 110th ordinary general meeting of shareholders scheduled for June 29, 2006, subject to reelection of these persons as the Directors at such general meeting of shareholders.

Hajime SAWABE     (Currently, the President and CEO)
              To assume office of the Chairman and CEO

Takehiro KAMIGAMA  (Currently, the Director, Executive Vice President)
              To assume office of the President and COO







Contact;
Nobuyuki Koike
TDK Corporation
Tel : 81-3-5201-7102
E-mail : pr@mb1.tdk.co.jp

                  TDK Announces Changes of Corporate Officers


TOKYO JAPAN, April 18 2006, ---- TDK Corporation hereby announces the following personnel affairs concerning a corporate officer as the same were resolved at a meeting of its Board of Directors held today.

The following appointment is scheduled to be made officially at a meeting of the Board of Directors to be held after TDK's 110th ordinary general meeting of shareholders scheduled for June 29, 2006.


Kiyoshi ITO  (Currently, the Executive Vice President)
           To assume office of the Senior Executive Vice President

Jiro IWASAKI  (Currently, the Director & Senior Vice President)
           To assume office of the Director & Executive Vice President

Michinori KATAYAMA  (Currently, the Corporate Officer)
           To assume office of the Senior Vice President